NEWS RELEASE IGT Secures Exclusive Wheel of Fortune Licensing Rights for Gaming, Lottery, iGaming and iLottery via 10-Year Agreement LONDON – June 5, 2023 – International Game Technology PLC (“IGT”) (NYSE: IGT) announced today that it has signed a ten-year licensing agreement with Sony Pictures Television that grants the Company exclusive rights to the legendary Wheel of Fortune brand across gaming, lottery, iGaming and iLottery and non-exclusive rights to distribute Wheel of Fortune content for free-to-play social casinos. The contract will run January 1, 2025 to December 31, 2034. “In securing exclusive gaming, lottery, iGaming and iLottery access to the Wheel of Fortune brand through 2034, IGT can maximize the returns of this licensing partnership and advance our legacy of creating omnichannel Wheel of Fortune games that generate demand and award prolific jackpots,” said Renato Ascoli, IGT CEO, Global Gaming. “Sony Pictures Television has been a trusted IGT partner for more than 25 years and in that time, we’ve delivered a diverse portfolio of Wheel of Fortune games that has set the industry standard for innovation, is the clear leader in industry game-performance charts and generated significant revenue for our customers.” “We are thrilled to be extending our long-standing partnership with IGT. This landmark agreement guarantees that casino and lottery players around the world can enjoy world-class Wheel of Fortune-themed games for years to come,” said Suzanne Prete, Sony Pictures Television, Executive Vice President of Game Shows. “Sony Pictures Television and IGT share the same commitment to applying the Wheel of Fortune brand in ingenious ways, creating growth opportunities and ensuring that Wheel of Fortune remains synonymous with winning and fun.” IGT’s Wheel of Fortune slots is the most successful slot theme of all time. For more than 25 years, casino guests have enjoyed the famous “WHEEL– OF – FORTUNE” chant on nearly 300 versions of the famed slot game which quickly gained notoriety for its life-changing jackpots. Since 1996, IGT’s Wheel of Fortune slots have paid out more than $3.5 billion in jackpots and awarded $1 million-plus jackpots to more than 1,100 lucky players. The Company also supports Wheel of Fortune-themed Powerbucks® games, IGT’s player-preferred omnichannel progressive jackpot in Canada that continues to achieve remarkable results in land-based and online casinos alike. IGT PlayDigital has strategically leveraged the Wheel of Fortune brand across its iGaming portfolio and IGT offers a range of compelling Wheel of Fortune instant lottery games, iLottery games, and high-participation second-chance promotions. Earlier this year, IGT and BetMGM launched “Wheel of Fortune Online Casino” in New Jersey, the first brand-led online casino in North America. Additionally, IGT recently launched the much- anticipated Wheel of Fortune Triple Gold Gold Spin, the first omnichannel wide-area progressive jackpot in the U.S. For more information, visit IGT.com, follow us on Facebook, LinkedIn, and Twitter, or watch IGT videos on YouTube. About IGT IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.igt.com. About Wheel of Fortune Trademarked as America's Game™, Wheel of Fortune has earned seven Emmy Awards including a Daytime Emmy for Outstanding Game/Audience Participation Show. Wheel of Fortune is produced by Sony Pictures Television, a Sony Pictures Entertainment Company. It is distributed domestically by CBS Media Ventures and internationally by Paramount Global Content Distribution, both divisions of Paramount. Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2022 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. # # # Contact: Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452 Francesco Luti, +39 06 5189 9184; for Italian media inquiries James Hurley, Investor Relations, +1 (401) 392-7190 © 2023 IGT ©2023 Califon Productions, Inc. The trademarks and/or service marks used herein are either trademarks or registered trademarks of IGT, its affiliates or its licensors.